Exhibit 99.2
Final Transcript
Excerpts From Conference Call Transcript
HAE — Q3 2010 Haemonetics Corporation Earnings Conference Call
Event Date/Time: Feb 01, 2010 / 03:00PM GMT

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CORPORATE PARTICIPANTS
Julie Fallon
Haemonetics Corporation — Director IR
Brian Concannon
Haemonetics Corporation — President, CEO
Chris Lindop
Haemonetics Corporation — CFO, FP Business Development
CONFERENCE CALL PARTICIPANTS
Steve Crowley
Craig-Hallum Capital Group — Analyst
David Lewis
Morgan Stanley — Analyst
James Sidoti
Sidoti & Company — Analyst
Larry Solow
CJS Securities — Analyst
Scott Gleason
Stephens Inc. — Analyst
Anthony Petrone
Maxim Group — Analyst
Sean Bevec
SIG — Analyst
Joshua Zable
Natixis — Analyst
Daniel Owczarski
Avondale Partners — Analyst
Larry Keusch
Morgan Keegan — Analyst
PRESENTATION

Operator
Good day, ladies and gentlemen, and welcome to the Q3 2010 Haemonetics Corporation earnings conference call. My name is Kaitlin and I will be your operator for today. (Operator Instructions). I would now like to turn the conference over to your host for today’s call, Ms. Julie Fallon, Director of Investor Relations.

Julie Fallon — Haemonetics Corporation — Director IR
Good morning. Thank you for joining Haemonetics’ third-quarter fiscal ‘10 earnings webcast. Today I am joined by Brian Concannon, President and CEO; Chris Lindop, CFO and Vice President of Business Development; and Lisa Lopez, Vice President of Corporate Affairs.
Please note that our remarks today include statements that could be characterized as forward-looking. Our actual results may differ materially from the anticipated results. Additional information concerning factors that could cause actual results to differ materially is available in our 10-K and press release.

Also, regarding our announcement this morning of our intent to acquire Global Med Technologies, please note that this conference call is for informational purposes only. It is not an offer to buy or the solicitation of an offer to sell any securities. The tender offer for the outstanding stock of Global Med has not yet begun and will only be made pursuant to a tender offer statement on Schedule TO. The Schedule TO will include an offer to purchase and other related materials at Atlas Acquisitions Corp., a wholly owned subsidiary of Haemonetics, intends to file with the Securities and Exchange Commission.
Global Med will also file a solicitation recommendation statement on Schedule 14-D9 related to the offer. Once filed, Global Med stockholders should read these materials carefully prior to making any decisions with respect to the offer, because they contain important information, including the terms and conditions of the offer. Once filed, Global Med stockholders will be able to obtain the materials with respect to the offer free of charge at the SEC’s website at www.SEC.gov, from the information agent named in the tender offer materials, or from Atlas Acquisition Corp.
Now let me move to the details of today’s call. On the call Brian Concannon will review the highlights of the quarter and today’s announcement of our intent to acquire Global Med. Chris Lindop will operate review our operating performance and expectations for the year. And Brian will close with summary comments.
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And additionally, we have posted a fact sheet with details on the Global Med acquisition.
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Brian Concannon — Haemonetics Corporation — President, CEO
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In my comments today I will briefly review the highlights of our results. Then I will talk about our progress with blood management solutions. But first, let me share that I’m extremely pleased to announce our intent to acquire Global Med Technologies. As I have talked about blood management solutions you have heard me say that information technology is critical to the blood supply chain continuum. Indeed, information technology has represented one of the largest strategic opportunities for us, particularly in the hospital and blood center environment. This one acquisition, which is complementary to our current software offerings, substantially completes our blood management information technology platform.
Let me share some detail on Global Med and its products. Global Med is a healthcare information technology company which markets a breadth of software that spans the blood supply chain. Global Med markets four key platforms. First, a donor recruitment and blood management system. Second, a cellular therapy and tissue tracking system. Third, a hospital transfusion information system. And fourth, a platform for donor center and transfusion management systems in European markets.
So when we look at areas of opportunity for Haemonetics, we see Global Med as a great strategic fit, being complementary to our current software offerings, yet addressing critical needs for our customers.
The Global Med platforms have little overlap with Haemonetics’ current US platforms. Global Med’s European operations will give us immediate share in this important market and a team knowledgeable in the discrete needs of our European customers.
Conversely, Global Med has little or no presence in the Department of Defense or plasma markets or in US blood bank laboratory information systems. These are strong parts of our existing software business.
Haemonetics also brings a global reach and comprehensive portfolio of devices and services that Global Med does not offer. Combined, we become a more comprehensive blood management company, offering our customers the best blood management solution available today.
In my closing comments I will talk more about the strategic vision of this acquisition, and in a moment, Chris will provide you with the financial overview of the deal. The deal will allow for synergies between both companies. However, it is premature for us to comment about this further. We will consider additional communication when the deal closes later in the fourth quarter.

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Operating expenses were high in the quarter as we intentionally invested to achieve our long-term strategic goals. This was timing more than anything else, with 25% of incremental operating expenses, or almost $2 million, coming from our three most recent acquisitions, and another $500,000 of expenses associated with the Global Med acquisition.
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Turning to cash flow. We ended the quarter with $169 million in cash, after spending $34 million on our share repurchase. As you can see, our cash flow remains exceptionally strong. We will fund the Global Med acquisition from our balance sheet and still have more than $100 million in cash on hand at the end of the fiscal year.
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We have a growing pipeline of customers seeking the economic and political benefits that our blood management solutions are uniquely positioned to deliver. This is just one of the reasons why we remain confident for the near term. Combine this with our acquisition of Global Med, and you can see why our future is very bright.
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Chris Lindop — Haemonetics Corporation — CFO, FP Business Development
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When blood demand dropped, many blood collectors pushed back on double red cell collections, reverting to traditional manual collections that use less expensive whole blood collection kits. However, they are holding the same number of mobile blood drives, which can be expensive to operate, particularly smaller drives where the fixed costs increase the per unit collection costs.
The opportunity for blood collectors is to use double red cell technology, not just to double the number of blood units collected from a single donor, but to better align supply with demand. To do this requires robust data management tools to help identify and optimize the number of high-yield blood drives, and drop low yield drives. We have these tools. The combination of our Altivation blood drive software acquired last year and our Impact data mining tools permits blood centers to optimize blood drives based on specific donor profiles and specific blood needs. The acquisition of Global Med will further strengthen our ability to impact this analysis to improve our customers’ operations.
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Moving to the balance sheet. In the quarter we generated $21 million in free cash flow, after making net investments of $12 million in capital expenditures. With $50 million in free cash flow year-to-date we feel very confident in achieving our annual free cash flow goal of greater than $60 million. We have $169 million in cash on hand, and we spent $34 million on share purchases in the quarter, completing our $40 million share repurchase authorization. We will fund the Global Med acquisition from available cash.
But before I close, let me make a few other points about this acquisition. First, I share Brian’s enthusiasm, because this acquisition essentially completes our information technology offering. It provides our customers with the most comprehensive set of products for managing blood, from collection to transfusion. Global Med has a great reputation in the development of software for transfusion medicine, and its team will be a terrific addition to Haemonetics.
As you saw in our press release, we are offering Global Med $1.22 per common share and $1,694 per preferred share. The company has about 49 million common equivalent shares outstanding, which translates to a purchase price of about $60 million, or roughly 2 times revenues.
Because Global Med is publicly traded we will conduct a tender offer for the shares. We expect to close late in our fourth quarter. Once we have closed, we will give more clarity on the financial impact of this acquisition. But in general, excluding the impact of one-time costs associated with the transaction, we anticipate minimal dilution to earnings in fiscal 2010. This impact is included in our updated guidance for $2.80 to $2.85 per share.
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Brian Concannon - Haemonetics Corporation — President, CEO

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We also continue to perform well against our acquisition strategy. We have been busy this year. In Q1 we acquired Altivation and Neoteric. In Q2 we acquired the Sebra products used in whole blood collection and processing. Now we have announced our intent to acquire Global Med. Combined, these acquisitions will contribute about 1% to 2% to revenue growth this year.
But here is the important part. Each acquisition is strategic to our vision of being the leading provider of blood management solutions for our customers, as well as achieving our aspirational goals of double-digit growth in revenue, operating income and earnings per share over the next five years.
So let me talk about Global Med and how it fits with our blood management solutions vision. As I have said before, blood management solutions is the integration of software, devices and services to help customers improve compliance, cost efficiency and patient care.
When we began this journey four years ago, we evaluated the best path to achieve our goal of being the leading provider of blood management solutions for our customers. We had to evaluate our buy versus build options. Over the past four years we have made significant progress. We have invented new technologies like the Cymbal in CardioPAT to help customers manage their blood processing needs. We have developed new software like eQue, eLynx and Express, to help customers become more efficient capturing critical information needed in the collection process and shortening plasma donation times.
We have made three acquisitions, Haemoscope, Medicell and Sebra, to add to our existing base of blood management products. And we have made four more acquisitions Infonale´, IDM, Altivation and Neoteric, that build our portfolio of information technology platforms to manage the data that is critical for making informed clinical decisions and reducing costs.
In short, we have assembled a powerful collection of blood management tools, unmatched in the industry today. But at its core, effect blood management is all about software and data. Data to analyze and assess current practices, data to track and reinforce changes in practice, and data to ensure compliance and efficiency within the supply chain. As I said earlier, Global Med’s software offerings span the blood supply continuum, and the acquisition substantially completes our blood management information technology platform.
The acquisition is an opportunity to accelerate our vision of offering integrated information across the entire blood supply chain. With our information technology platforms, customers will be able to better manage processes, from donor recruitment and collections to laboratory processing and distribution to hospital transfusion medicine, a truly seamless integration of data management from the donor to patient.
This seamless integration will be critical as we prepare to enter the $1.6 billion market for whole blood collection. The automated whole blood collector is the technology platform that will revolutionize the way most blood is collected in the world.
Our automated whole blood system is a device and transport system that incorporates data and workflow management. In this way software will be the connective tissue from the devices to customer operations. Software will enhance regulatory compliance and quality, while simultaneously driving down operating costs. The Global Med software, when linked with our workflow automation software and devices, will be a powerful tool for blood collectors.
As you can see why I am so excited about the acquisition of Global Med, and what it means for our customers and your Company in this new world of blood management solutions.
As I close, let me thank our employees for their continued commitment. You can see from the activity of this past year that we have been extremely busy. Yet despite some of the more challenging economic times in recent history, year-to-date this team has grown sales 7%, and delivered double-digit operating income and earnings per share growth once again.
Additionally, we have strategically invested in blood management solutions. And including Global Med, we have made four key strategic acquisitions, funded off of our balance sheet, that have positioned us for accelerated growth going forward.
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QUESTION AND ANSWER
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Operator
David Lewis, Morgan Stanley.

David Lewis — Morgan Stanley — Analyst
Brian, you did a very nice job of walking through the complete solution set here, post the acquisition of Global Med, as well as the prior acquisitions and internally developed solutions. But I am more interested in it would be, how does your selling model change post the acquisition of Global Med? Now you have all these solutions do you go after the Global Med installed base? Do you change your selling model in terms of how the revenue accounting would work? Maybe just talk to us more about distribution and selling more than the product portfolio.

Brian Concannon — Haemonetics Corporation — President, CEO
I’m going to keep it at a high level, just as we are working through this, as you might imagine, with the integration. But we plan later in the quarter to provide a lot more visibility to this, because I think this is a really important thing to understand.
But we are going to have, as we bring these two business together, we will have a more concentrated focus on the software side on both plasma and on our blood bank business, which will allow us to really customize our offerings to these critical customers more appropriately as we go forward.
But your question begs differently as well as we approach our customers in the hospital and in the blood bank environment. And especially being two years out from launching the automated whole blood collector, we have to contemplate how we manage that and how we bring that to market. That is going to be more of an operational implementation and execution than it is going to be about sales. So that is something we are contemplating as we speak, and we will provide more color on that as we go through the quarter and into our FY ‘11 fiscal year.
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Operator
As a reminder, please dial nine to ask a question. James Sidoti, Sidoti & Company.

James Sidoti — Sidoti & Company — Analyst
I just want to be clear on the revenue guidance for the year, does that exclude anything from the acquisition?

Chris Lindop — Haemonetics Corporation — CFO, FP Business Development
Yes. The closing timing is uncertain and it would be inappropriate data at this point.

James Sidoti — Sidoti & Company — Analyst
But your EPS does assume some costs related to the acquisition?

Chris Lindop — Haemonetics Corporation — CFO, FP Business Development
Yes. That is totally dialed in.
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Operator

Anthony Petrone, Maxim Group.

Anthony Petrone — Maxim Group — Analyst
A few on Global Med and then one on guidance here. In terms of the hospital footprint in the US, and in particular the EU, can you give us a look as to what Global Med’s installed base is within the hospital market, and if indeed there is any overlap between Global Med’s hospital footprint and Haemonetics’ footprint at this point?

Brian Concannon — Haemonetics Corporation — President, CEO
Global Med is one of the leading providers of hospital systems out in the marketplace today. One of the great things that we have learned as a part of our due diligence is the customer response for Global Med is extremely high. They get very high grades from our customers relative to their service, relative to their implementation, relative to their validation process. And they continue to grow. If you were to go in and just take a look at what they have added this year, you would see that they have made some very significant progress.
In terms of overlap, this is a wonderful thing about this acquisition is that there is very little overlap between our businesses. It is very complementary to both what we do and what they do specifically in the blood center and the hospital marketplace. And that is really why this fits so well for us.
Additionally, they give us what I will call a beachhead into our European market. We’ve got a small footprint in Europe, a small footprint in Asia Pacific. But this gives us a fairly substantial business in Europe from which we can expand. And they are very, very well received in that European market as well. The customer responses that were surveyed there were also extremely positive.

Anthony Petrone — Maxim Group — Analyst
So as it relates to Impact and InSight how much do you expect this acquisition to really propel that initiative, or those initiatives going forward?

Brian Concannon — Haemonetics Corporation — President, CEO
Yet to be determined. We’ve still got to do a lot of work to get to the bottom of that piece. We will get you the exact placement as well, so you have that number. So that we’ve got that accurate number out there for you. But yet to be determined.
I think it is fair to say that we would expect not just as a result of this acquisition, but just as a result of the progress that we are making today with our existing products, that we will see it impact both comprehensive and department specific accelerate in fiscal 2011.
I might add that what we are seeing as well — this is a good thing — is that we are seeing greater appetite for comprehensive Impact agreements than what we thought we would see. Hospitals are willing to look at this across-the-board more aggressively than we had originally anticipated, and that is reflected in our numbers. So we think that will — this acquisition will only bode well for those types of accounts going forward.

Operator
[Sean Bevec], SIG.

Sean Bevec — SIG — Analyst
On the Impact program, I know you guys over the last several quarters have been able to shrink that data phase — data collection phase time. I’m just wondering where that stands today.

Brian Concannon — Haemonetics Corporation — President, CEO

It is about 30 to 40 days, right where we — where it was before and right where we expect it to be. We don’t see it getting much shorter than that.

Sean Bevec — SIG — Analyst
Even with the Global Med, you don’t think that would help that at all?

Brian Concannon — Haemonetics Corporation — President, CEO
No, because Global Med is the back-end implementation. It is the front-end data analysis, which is our Infonale´ acquisition which really speaks to that. But this is from the point that we actually get agreement with the customer to mine their data. This is when we go in. We go in and connect to the hospital system. We mine their information. We take that back, dump it into our database, and then build a blood management — a customized blood management program for the customer. So 30 to 40 days is pretty rapid.
Now exciting about this is that, as we go into the next fiscal year, we going to be launching our online tool, which is a dashboard. It is a critical piece. It is a dashboard that allows hospitals to be able to online measure, not only their progress to the goals that were set, the blood — the specific blood management program, but also the ability to measure against best demonstrated practices. So these are very significant tools we are continuing to arm our customers with going forward.
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Brian Concannon — Haemonetics Corporation — President, CEO
Just before I say my closing remarks to the analysts, we are going to, as we typically do, do our call backs, and we are going to try to spend a little more time with our analysts today so that we are able to answer all your questions, particularly relative to our Global Med acquisition, so you can get your reports out there as well. So know that for those who had follow-up questions, we will give some additional time here today to that.
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As pleased as I am about our financial performance, I am even more excited about the progress we have made strategically this year. The acquisition of Global Med substantially completes our blood management information technology platform. Including Global Med, as I said, we have made four key acquisitions that significantly enhance our blood management offering, an offering that is unmatched in our industry today.
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